UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Mark One
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______ .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

Financial Statements
December 31, 2010 and 2009

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

Notes:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, CA

We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Los Angeles, California
June 17, 2011

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS
Investments:
Participant–directed investments — at fair value (Notes 1, 2, 3 and 4)	$73,859,029	$54,274,612

Total investments	73,859,029	54,274,612

Receivables:
Loans to participants	1,189,688	986,401
Participant contributions	—	263,100

Total receivables	1,189,688	1,249,501

LIABILITIES
Excess contributions payable	13,571	358,495

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	75,035,146	55,165,618

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT–RESPONSIVE INVESTMENT CONTRACTS	(21,307)	(20,816)

NET ASSETS AVAILABLE FOR BENEFITS	$75,013,839	$55,144,802

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS
Investment income:
Net appreciation in fair value of investments (Notes 3 and 4)	$7,627,797	$7,335,070
Dividend and interest income	649,611	614,155

Net investment income	8,277,408	7,949,225

Other income:
Loan interest	56,422	51,772

Other income	56,422	51,772

Contributions:
Participant	14,895,210	4,703,992
Employer, net	2,033,056	—

Total contributions	16,928,266	4,703,992

Total additions	25,262,096	12,704,989

DEDUCTIONS
Benefits paid	5,367,818	2,402,543
Administrative expenses	25,241	6,562

Total deductions	5,393,059	2,409,105

NET INCREASE	19,869,037	10,295,884

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	55,144,802	44,848,918

End of year	$75,013,839	$55,144,802

See notes to the financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General — The Plan is a defined–contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bank.  Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective June 11, 2010, the Bank acquired certain assets and assumed certain liabilities of Washington First International Bank (“WFIB”) from the Federal Deposit Insurance Corporation (the “FDIC”) as receiver for Washington First International Bank, pursuant to the terms of a purchase and assumption agreement entered into by the Bank and the FDIC on June 11, 2010 (the “Purchase and Assumption Agreement”). The net assets available for benefits of WFIB’s Employees 401 (k) Savings Plan at June 11, 2010 were held by the FDIC and not transferred to the Plan.

Employees of the former WFIB that were eligible under the WFIB Employees 401(k) Savings Plan were eligible to join the Plan and contribute to the Plan as early as July 1, 2010.

Eligibility — Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years and completes three months of service with the Bank.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $16,500 in 2010 and 2009). The Bank did not match participant deferred compensation during 2009 but reinstated the match contributions as of February 1, 2010. Beginning February 1, 2010, the Bank matches 50% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions and match into various investment options offered by the Plan. Plan participants age 50 or older may also contribute an additional $5,500 to the Plan in both 2010 and 2009. Participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. On termination of service for any reason, a participant, may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, or (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account (“IRA”) in an amount equal to the value of the participant’s vested interest in his or her account. If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. If a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant's vested interest in the account will be rolled over to an IRA. There were no amounts owed to terminated participants as of December 31, 2010 and 2009.

Forfeited Accounts —  At December 31, 2010 and 2009, forfeited nonvested accounts totaled $7,461 and $194,088 respectively. These accounts will be used to reduce future employer contributions, pay some plan expenses and, at the discretion of the Plan Administrator, be distributed to participants. During the years ended December 31, 2010 and 2009, employer contributions were reduced by $151,936 and $0, respectively from forfeited nonvested accounts. During the years ended December 31, 2010 and 2009, plan expenses of $24,264 and $0 were paid with funds from forfeited nonvested accounts. During the year ended December 31, 2010, a discretionary distribution of $197,234 of funds from forfeited nonvested accounts was contributed to eligible participants.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator at the time the loan is approved. At December 31, 2010, interest rates on outstanding loans to participants ranged from 4.25% to 9.25% and mature through 2031. Principal and interest are paid ratably through bimonthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Pronouncements — In September 2010, the FASB issued an amendment ASU 2010-25, Plan Accounting –Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $986,401 from investments to notes receivable as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements. ASU 2010-06 requires additional disclosure about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosures related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosure about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. The new disclosures and clarifications of existing disclosures under ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.

In addition, ASU 2010-06 requires separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements effective for fiscal years ending after December 15, 2010 and for interim periods within those fiscal years. Adoption of the additional disclosure requirements will be effective for the Plan for the year ended December 31, 2011 and is not expected to have a material effect on the Plan’s financial statements since the Plan has no Level 3 investments.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund, based on the fair value of the underlying investments. Participant loans are valued at the outstanding loan balances.

Fully Benefit–Responsive Investment Contracts — Accounting guidance defines the circumstances in which an investment contract is considered fully benefit–responsive and provides certain reporting and disclosure requirements for fully benefit–responsive investment contracts in defined–contribution health and welfare and pension plans.

As described in the applicable accounting guidance, fully benefit–responsive investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s Prudential Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (“Stable Return Fund”), a common collective trust. As required by the applicable accounting guidance, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Return Fund, as well as the adjustment of the Stable Return Fund related value to fully benefit–responsive investment contracts from fair value to contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Management fees incurred by the common collective trust of the Plan are borne by the Plan participants through the Prudential Stable Value Fund and are included in the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. The investment managers of the Prudential Stable Value Fund charge asset-based management fees, which amount to, on an annualized basis, 65 basis points of the dollar value of the Plan’s investments in the Prudential Stable Value Fund. Certain loan fees are deducted directly from participant’s account. Other administrative and non-investment expenses of the Plan are paid by the Plan Sponsor which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009:

		Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2010
		Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
	East West Bancorp, Inc. Company Stock	$15,556,480	$15,556,480	$—	$—
	Total common stocks	15,556,480	15,556,480	—	—

Mutual funds
	Fixed income - intermediate bond funds	5,927,942	5,927,942	—	—
	Balanced - value funds	4,867,341	4,867,341	—	—
	Large cap stock - value funds	2,573,549	2,573,549	—	—
	Large cap stock - blend funds	7,127,555	7,127,555	—	—
	Large cap stock - growth funds	10,894,750	10,894,750	—	—
	Mid cap stock - value funds	1,810,402	1,810,402	—	—
	Mid cap stock - blend funds	1,402,096	1,402,096	—	—
	Mid cap stock - growth funds	1,306,404	1,306,404	—	—
	Small cap stock - value funds	486,574	486,574	—	—
	Small cap stock - blend funds	1,062,776	1,062,776	—	—
	Small cap stock - growth funds	1,163,690	1,163,690	—	—
	International stock - blend funds	6,263,178	6,263,178	—	—
	Total mutual funds	44,886,257	44,886,257	—	—
Common/collective trust fund
	Stable value fund	13,416,292	—	13,416,292	—
	Total common/collective trust funds	13,416,292	—	13,416,292	—
Total investments measured at fair value		$73,859,029	$60,442,737	$13,416,292	$—

		Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2009
		Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
	East West Bancorp, Inc. Company Stock	$11,444,916	$11,444,916	$—	$—
	Total common stocks	11,444,916	11,444,916	—	—

Mutual funds
	Fixed income - intermediate bond funds	4,019,404	4,019,404	—	—
	Balanced - value funds	4,425,312	4,425,312	—	—
	Large cap stock - value funds	1,697,380	1,697,380	—	—
	Large cap stock - blend funds	5,551,651	5,551,651	—	—
	Large cap stock - growth funds	8,433,244	8,433,244	—	—
	Mid cap stock - value funds	775,297	775,297	—	—
	Mid cap stock - blend funds	579,311	579,311	—	—
	Mid cap stock - growth funds	670,367	670,367	—	—
	Small cap stock - value funds	222,396	222,396	—	—
	Small cap stock - blend funds	407,438	407,438	—	—
	Small cap stock - growth funds	692,207	692,207	—	—
	International stock - blend funds	4,926,498	4,926,498	—	—
	Total mutual funds	32,400,505	32,400,505	—	—
Common/collective trust fund
	Stable value fund	10,429,191	—	10,429,191	—
	Total common/collective trust funds	10,429,191	—	10,429,191	—
Total investments measured at fair value		$54,274,612	$43,845,421	$10,429,191	$—

    There were no transfers between Level 1 and Level 2 during 2010 and 2009.

Common Stock
East West Bancorp, Inc. common stock held in participant directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Mutual Funds
The mutual funds are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Common/Collective Trust Fund
The fair value of the common/collective trust fund is determined by the issuer of the common/collective trust fund and is determined using a combination of readily available most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The common/collective trust fund is not traded on an exchange, however, the fair value is determined based on the underlying investments as traded on an exchange and active markets. This fund is classified as a Level 2 investment. The common/collective trust fund of the Plan consists of the Prudential Stable Value Fund. The Plan’s Prudential Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (the “Fund”).

The Fund primarily invests in investment contracts, including traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. GICs are backed by the general account of the contract issuer. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds. The issuer guarantees that all qualified participant withdrawals will be at contract value.

The estimated fair value of the Fund is net asset value (“NAV”). The use of the net asset value as fair value is deemed appropriate as the common/collective trust fund does not have a finite life, unfunded commitments relating to these investments, or significant restrictions on redemptions. The NAV of the Fund is calculated daily and net investment income and realized and unrealized gains on investments are not distributed but rather reinvested and reflected in the net asset value of the fund. Units of the Fund are issued and redeemed at the current net asset value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2010 and 2009, that represented 5% or more of the Plan’s net assets available for benefits:

2010

East West Bancorp, Inc. common stock	$15,556,480
Prudential Stable Value Fund	13,394,985
MFS Total Return Fund	4,867,341
American Funds Growth Fund of America	6,653,126
American Funds EuroPacific Growth	6,263,178
PIMCO Total Return Bond Admin	5,927,942
Vanguard Index Trust 500	4,838,379
Franklin Flex Cap Growth Fund	4,241,624

2009

East West Bancorp, Inc. common stock	$11,444,916
Prudential Stable Value Fund	10,408,374
MFS Total Return Fund	4,425,312
American Funds Growth Fund of America	4,948,776
American Funds EuroPacific Growth	4,926,499
PIMCO Total Return Bond Admin	4,019,404
Vanguard Index Trust 500	3,661,981
Franklin Flex Cap Growth Fund	3,484,468

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2010:

2010

Common/collective trust fund	$120,633
Mutual funds	4,483,234
Common stock	3,023,930

Total	$7,627,797

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $65,201 and $45,203 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Plan held 795,728 and 724,362 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a cost basis of $14,388,749 and $13,277,612, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income of $30,735 and $35,256, respectively.

For risks and uncertainties regarding investment in East West Bancorp, Inc. common stock, participants should refer to the East West Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

6.	EXCESS CONTRIBUTIONS PAYABLE

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper. The excess contributions payable balance as of December 31, 2010 was returned by the Plan to the participants by March 1, 2011.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 31, 2008, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

9.	SUBSEQUENT EVENTS

Effective June 1, 2011, upon meeting eligibility, employees will automatically be enrolled in the Plan at a 3% contribution rate. Should they so choose, employees who are automatically enrolled will have a 90 day period to withdraw from the Plan and have their deferred compensation reimbursed. All deferred compensation of automatically enrolled employees will be invested in an age appropriate Goal Maker Age Migration Fund until such time as the participant changes their investment election. In addition, a Roth 401(K) investment option is available to participants as of June 1, 2011. The Plan has evaluated subsequent events through June 17, 2011, the date the financial statements were available to be issued. Such evaluation resulted in no adjustments to the accompanying financial statements.

******

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851 Plan Number: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	Value

	Franklin Flex Cap Growth Fund	88,000 shares, Mutual fund	**	$4,241,624

	Davis NY Venture Fund A	66,662 shares, Mutual fund	**	2,289,176

	Vanguard Index Trust 500	41,775 shares, Mutual fund	**	4,838,379

	Vanguard Small Cap Index	30,583 shares, Mutual fund	**	1,062,776

	MFS Total Return Fund	345,202 shares, Mutual fund	**	4,867,341

	MFS Value Fund A	1,898 shares, Mutual fund	**	43,298

	Goldman Sachs Mid Cap Value	50,080 shares, Mutual fund	**	1,810,402

	Vanguard Mid Cap Index Fund	69,035 shares, Mutual fund	**	1,402,096

	Royce Value Plus Fund I	86,713 shares, Mutual fund	**	1,163,690

	Royce Total Return Fund	36,946 shares, Mutual fund	**	486,574

	Pimco Total Return Bond Admin	546,354 shares, Mutual fund	**	5,927,942

	American Funds Washington Mutual Fund	93,298 shares, Mutual fund	**	2,530,251

	American Funds Growth Fund of America	220,375 shares, Mutual fund	**	6,653,126

	American Fund EuroPacific Growth	153,962 shares, Mutual fund	**	6,263,178

	T Rowe Price Mid Cap Growth	22,320 shares, Mutual fund	**	1,306,404

*	Prudential Stable Value Fund	307,602 shares, Common collective trust	**	13,394,985

*	East West Bancorp, Inc.	795,728 shares, Common stock	**	15,556,480

	Total investments			73,837,722

*	Loans to participants	Participant loans (maturing 2011 to 2031 with interest rates of 4.25% to 9.25% collateralized by participants' account balances)	**	1,189,688

	Total assets			$75,027,410

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2011
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
	By	/s/ IRENE H. OH
IRENE H. OH
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA LLP, independent registered public accounting firm (filed herewith).